SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May , 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

Leading Car Rental Firm Signs Agreement With Magic Software for the Development of its Operational Systems Using Magic’s Service-Oriented Technology

Agreement valued up to $750,000

Or Yehuda, Israel; May 16, 2007 – Magic Software Enterprises (NASDAQ: MGIC), a leader in enterprise application development, deployment and integration technology, and Shlomo Sixt Car Rental Ltd., one of Israel’s leading vehicle rental firms, have signed an agreement for the development of operational IT systems for the Shlomo Group. The development will be carried out using  Magic Software’s eDeveloper™ application development platform.

Pursuant to the contract, Magic Software will develop the operational systems for Shlomo Sixt Car Rental as a  system with a service-oriented architecture (SOA). Once completed, Shlomo Sixt will benefit from a unified, centralized system that responds to the company's diverse business activities including vehicle rental, operations, transportation, maintenance and contracts.

The value of the agreement is estimated at up to US$750,000 which will be recognized over a three-year period.

eDeveloper is a metadata driven development and deployment platform for the implementation of complex business critical solutions and adheres to SOA principles. eDeveloper allows companies to protect their legacy IT investments by using existing business processes. This enables rapid adaptation and customization of distributed, complex and large-scale business applications.

“Magic's eDeveloper proved its value  to us over the years in the development of some of our key systems, “ said Asi Shmeltzer, CEO of Shlomo Sixt . " The platform's capabilities and strengths enable us to rapidly adapt our IT systems to meet our frequently changing business needs.”

Udi Ertel, CEO of Magic Israel Ltd., Magic Software’s Israeli subsidiary, commented, "Shlomo Sixt Car Rental is capitalizing on the business advantages that an IT system powered by Magic’s eDeveloper can provide them. The major agreement we’ve reached with Shlomo Sixt reflects thier confidence in Magic Software’s technolgy .”

About Shlomo Sixt Car Rental

Shlomo Sixt is Israel’s oldest and leading vehicle rental firm. Shlomo Sixt provides vehicle rental services both in Israel and abroad. With 10,000 vehicles in its fleet, the company’s clients include companies in the public and private sectors. Shlomo Sixt has branches throughout the country, as well as in New York and Paris. Shlomo Sixt is part of Shlomo Group,  a leading holding company which comprises Israel’s largest vehicle and car service group with a combined fleet of more than 50,000 vehicles.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  Magic Software is a subsidiary of Formula Systems Ltd., a company effectively controlled by Emblaze Ltd. The company's service-oriented platform is used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

# # #

Press contacts:

Steven L. Lubetkin
Public Relations Counsel
Magic Software Enterprises Ltd.
slubetkin@magicsoftware.com
Phone: +1 856.751.5491
Cell: +1 856.625.5502

Mary Lou Roberts

Magic Software Corporate Communications

Phone: 215-740-8976

mlroberts@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: May 16 , 200 7